Exhibit 1

MTS Announces the Departure of Orey Gillian, the Company’s CEO

Ra’anana, Israel –February 6, 2017 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of mobile virtual network enabler (MVNE), mobile money and telecommunications expense management (TEM) solutions and services, today announced that Orey Gilliam, the Company’s Chief Executive Officer, has decided to leave the Company effective April 30, 2017. Mr. Alon Mualem, the Company's Chief Financial Officer, will serve as Chief Executive Officer on an interim basis, effective immediately. A search for a new Chief Executive Officer will be conducted.

Haim Mer, Chairman, said: “Orey and I have found that we have different views about the future direction of the company and the next steps necessary for its evolution. I value Orey’s leadership and strategic vision and am appreciative of his contributions and service to our company. We all wish him the best in his future endeavors,” concluded Mr. Mer.

Mr. Gilliam, who will be available to consult on ongoing matters during the interim period, said “It was a short, challenging and an enjoyable ride – I wish MTS all the best.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and billing solutions and services.

MTS's Vexigo (http://www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS's telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels.

For more information, please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com